SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of July, 2015

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Release according to Article 26, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Notification of voting rights pursuant to Art. 25, Sec. 1 WpHG We received the following notification pursuant to Art. 25, Sec. 1 WpHG on July 09, 2015:
1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany
2. Notifier: The Goldman Sachs Group, Inc., Wilmington, Delaware, United States
3. Triggering event: Exceeding Threshold
4. Threshold(s) crossed or reached: 5%
5. Date at which the threshold is crossed or reached: 03.07.2015
6. Total amount of voting rights: 5.03% (equals 5668871 voting rights) calculated from the following total number of voting rights issued: 112715180
7. Detailed information on the voting rights proportion: Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 4.81% (equals 5418245 voting rights) thereof held indirectly: 4.81% (equals 5418245 voting rights) Voting rights pursuant to Art. 21, 22 WpHG: 0.22% (equals 250626 voting rights)
8. Detailed information on financial/other instruments pursuant to Art. 25 WpHG:
Chain of controlled undertakings: Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C., which is controlled by von The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is controlled by The Goldman, Sachs & Co. L.L.C. which is controlled by The Goldman Sachs Group, Inc. ISIN or name/description of the financial/other instrument: Stock Loan (Physical), Expiration date: open

Furthermore, we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on July 09, 2015:
1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany
2. Notifier: The Goldman Sachs Group, Inc., Wilmington, Delaware, United States
3. Triggering event: Exceeding Threshold
4. Threshold(s) crossed or reached: 5%
5. Date at which the threshold is crossed or reached: 03.07.2015
6. Total amount of voting rights: 5.06% (equals 5701697 voting rights) calculated from the following total number of voting rights issued: 112715180
7. Detailed information on the voting rights proportion: Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 0.03% (equals 32826 voting rights) thereof held indirectly: 0.03% (equals 32826 voting rights) Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 4.81% (equals 5418245 voting rights) thereof held indirectly: 4.81% (equals 5418245 voting rights) Voting rights pursuant to Art. 21, 22 WpHG: 0.22% (equals 250626 voting rights)
8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:
Chain of controlled undertakings: Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C., which is controlled by The Goldman Sachs Group, Inc.
ISIN or name/description of the financial/other instrument: CFD (Cash),
Expiration date: 13.09.2024
ISIN or name/description of the financial/other instrument: CFD (Cash),
Expiration date: 12.03.2025
ISIN or name/description of the financial/other instrument: CFD (Cash),
Expiration date: 13.03.2025

Furthermore, we received the following notification pursuant to Art. 25, Sec. 1 WpHG on July 09, 2015:
1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany
2. Notifier: The Goldman Sachs Group, Inc., Wilmington, Delaware, United States
3. Triggering event: Falling below threshold
4. Threshold(s) crossed or reached: 5%
5. Date at which the threshold is crossed or reached: 06.07.2015
6. Total amount of voting rights: 4.77% (equals 5381238 voting rights) calculated from the following total number of voting rights issued: 112715180
7. Detailed information on the voting rights proportion: Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 4.72% (equals 5320270 voting rights) thereof held indirectly: 4.72% (equals 5320270 voting rights) Voting rights pursuant to Art. 21, 22 WpHG: 0.05% (equals 60968 voting rights)
8. Detailed information on financial/other instruments pursuant to Art. 25 WpHG:
Chain of controlled undertakings: Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C., which is controlled by von The Goldman Sachs Group, Inc. Goldman, Sachs & Co. is controlled by The Goldman, Sachs & Co. L.L.C. which is controlled by The Goldman Sachs Group, Inc. ISIN or name/description of the financial/other instrument: Stock Loan (Physical), Expiration date: open

Furthermore, we received the following notification pursuant to Art. 25a, Sec. 1 WpHG on July 09, 2015:
1. Listed company: AIXTRON SE, Dornkaulstraße 2, 52134 Herzogenrath, Germany
2. Notifier: The Goldman Sachs Group, Inc., Wilmington, Delaware, United States
3. Triggering event: Falling below threshold
4. Threshold(s) crossed or reached: 5%
5. Date at which the threshold is crossed or reached: 06.07.2015
6. Total amount of voting rights: 4.80% (equals 5414064 voting rights) calculated from the following total number of voting rights issued: 112715180
7. Detailed information on the voting rights proportion: Voting rights proportion based on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG: 0.03% (equals 32826 voting rights) thereof held indirectly: 0.03% (equals 32826 voting rights) Voting rights proportion based on financial/other instruments pursuant to Art. 25 WpHG: 4.72% (equals 5320270 voting rights) thereof held indirectly: 4.72% (equals 5320270 voting rights) Voting rights pursuant to Art. 21, 22 WpHG: 0.05% (equals 60968 voting rights)
8. Detailed information on financial/other instruments pursuant to Art. 25a, Sec. 1 WpHG:
Chain of controlled undertakings: Goldman Sachs International is controlled by Goldman Sachs Group UK Limited which is controlled by Goldman Sachs (UK) L.L.C., which is controlled by The Goldman Sachs Group, Inc.
ISIN or name/description of the financial/other instrument: CFD (Cash),
Expiration date: 13.09.2024
ISIN or name/description of the financial/other instrument: CFD (Cash),
Expiration date: 12.03.2025
ISIN or name/description of the financial/other instrument: CFD (Cash),
Expiration date: 13.03.2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	July 14, 2015	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO